FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

    Hartford Fire Insurance Company           Bond No. 13 FI 0239414
    Hartford, CT 06115
    (Herein called Underwriter)

DECLARATIONS
Item 1. Name of Insured (herein called Insured): NORTHQUEST CAPITAL FUND, INC. Principal Address: 16 Rimwood Lane, Colts Neck, NJ 07722

Item 2  Bond Period: from 12:01a.m. on January 3, 2007
                     to   12:01a.m. on January 3, 2008

Item 3 The Aggregate Liability of the Underwriter during the Bond Period shall be $125,000.

Item 4 Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability is $125,000. and the Single Loss Deductible is $ NIL

        Provided, however, that if any amounts are inserted below opposite spe-cified Insuring Agreements or Coverage, those amounts shall be control-ling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

        Amount applicable to:                      Single Loss       Single Loss
                                               Limited of Liability   Deductible
        Insuring Agreement (D) FORGERY OR          $ NOT                $ NOT
                               ALTERATION          COVERED              COVERED
        Insuring Agreement (E) Securities          $ NOT                $ NOT
                                                   COVERED              COVERED
        Coverage on Partners                       $ NOT                $ NOT
                                                   COVERED              COVERED
        Optional Insuring Agreements and
                              Coverages:
        NONE                                       $ NOT                $ NOT
                                                   COVERED              COVERED
                                                   $                    $
                                                   $                    $
        If "Not Covered" is inserted above opposite any specific Insuring Agree-ment or Coverage, such Insuring Agreement or Coverage and any other ref-erence thereto in this bond shall be deemed to be deleted therefrom.

Item 5 The liability of the Underwriter is subject to the terms of the follow-ing riders attached hereto:
        F-4009-1, F-4017-1, Rider 34, F-4095-0

ITEM 6 The Insured by the acceptance of this bond gives notice to the Under-writer terminating or canceling prior bond(s) or policy(ies) No.(s)
        13 FA 0227496 such termination or cancellation to be effective as of the time this bond becomes effective.

 Signed, sealed and dated this 18th day of December, 2006
 Attest: /s/ Janice A. Carter             By: /s/ Jennifer A. Bramley
             ----------------                     -------------------
             Janice A. Carter                     Jennifer A. Bramley
             Attorney-in-Fact                     Attorney-in-Fact

   Form F-4061-1

(page)

                                    RIDER 34


                              ADD AGENTS COVERAGE


    To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 13 FI 0239414 in favor of NorthQuest Capital Fund, Inc.

    It is agreed that:

1.  Definitions Section 1.(e) "Employee" is amended by adding the following:

    (7) any person, partnership or corporation listed by name as an Agent in the schedule below and any employee, partner or officer thereof. Such person, partnership or corporation must be duly elected or appointed by the Insured to serve as its Agent in the capacity of administrator/investment advisor to the NorthQuest Capital Fund, Inc.

    In the event of loss caused by an Agent listed below, or in which such Agent is involved, the total limit of liability of the Underwriter is limited to the Amount of Coverage set forth for that Agent, it being understood, how-ever, that such liability shall be a part of and not in addition to the Amount of Insurance applicable to Insuring Agreement (A), subject, never-theless, to section 7.

                                   SCHEDULE

               AGENT                                 AMOUNT OF COVERAGE
    EMERALD RESEARCH CORPORATION                        $75,000
                                                        $
                                                        $


2. TERMINATION OR CANCELATION, Section 12. is amended by adding the following paragraph:

    This bond terminates as to any Employee or any partner, officer, or employ-ee of any Agent - (a) as soon as any Insured, or any director or officer of the Agent not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employ-ment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

3. Except where herein modified, the Bond to which this rider attaches remains subject to all of its conditions, exclusions and limitations.

4.  This rider shall become effective as of 12:01 a.m. on January 3, 2007.

                                                   /s/  Jennifer A. Bramley
                                                        -------------------
                                                        Jennifer A. Bramley
                                                        Attorney-in-Fact

(page)



    To be attached to and form part of Financial Institution Bond, Standard Form

 No. 14, No. 13 FI 0239414 in favor of NorthQuest Capital Fund, Inc.


    It is agreed that:

    1. The Underwriter will mark its records to indicate that the Securities And Exchange Commission is to be notified sixty days prior to the cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Commission but failure to so notify said Commission shall not impair or delay the effectiveness of any such cancellation or modification.

    2.   This rider shall become effective as of 12:01 a.m. on January 3, 2007.








                                      /s/ Jennifer A. Bramley
                                          -------------------
                                          Jennifer A. Bramley
                                          Attorney-in-Fact







                 CANCELLATION RIDER
For use with Financial Institution Bond, Standard Form
No. 14, when issued to a member firm of the Securities
Investor Protection Corporation which has employees and is registered under Section 15 of the Securities
Exchange Act of 1934 but which is not a member of a National Securities Association registered with the Commission under Section 15A of the Act and is not a member of an Exchange listed in paragraph (a) of Rule
15b 10-11 under the Act (17CFR 240,15b 10-11(a)), To
provide for notice of cancellation or substantial mod-ification to the Commission.

Revised to June, 1990








Form F-4095-0

(page)


RIDER/ENDORSEMENT

   To be attached to and form part of Bond/Policy No. 13 FI 0239414 in favor of NorthQuest Capital Fund, Inc.


   It is agree that:

   1. Section 12. TERMINATION OR CANCELLATION, is amended by adding the following provision:

         In addition, the Underwriter/Company may nonrenew or terminate this Bond/Policy by mailing written notice to the Insured, at the address shown on this Bond/Policy, 60 days prior to any annual anniversary date of the inception of the Bond/Policy. The date of inception is the date stated in Item 2 of the Declarations.


   2. This rider/endorsement shall become effective as of 12:01a.m. on January 3, 2007 standard time as specified in the attached bond/policy.




                                      Countersigned by /s/ Jennifer A. Bramley
                                                           -------------------
                                                           Jennifer A. Bramley
                                                           Authorized Agent:

















      NONRENEWAL - TERMINATION PROVISION
  For use with any Standard Blanket Fidelity
Bond/Policy Form (except Public Employees
Blanket Bond) and any Standard Financial
Institution Bond/Policy Form.




Form F-4009-1

(page)                               RIDER
   To be attached to and form part of Financial Institution Bond, Form No. 14, No.13 FI 0239414 in favor of NorthQuest Capital Fund, Inc.
   It is agreed that:
   1. Item 3. of the Declarations is deleted in its entirety and replaced by the following:

        Item 3. The Annual Aggregate Limit of Liability of the Underwriter ap-plicable to each consecutive one year term of the Bond Period shown in
        Item 2. of the Declarations shall be $125,000.
   2. The "Aggregate Limit of Liability" wording, in Section 4. "Limit of Liability," is deleted and replaced by the following:

                      ANNUAL AGGREGATE LIMIT OF LIABILITY
The Underwriter's total liability for all losses discovered during each consec-utive one year term of the Bond Period shown in Item 2 of the Declarations shall not exceed the Annual Aggregate Limit of Liability shown in Item 3 of the Declarations. The Annual Aggregate Limit of Liability applicable to each consec-utive one year term shall be reduced by the amount of any payment made for such losses under the terms of this bond.

   Upon exhaustion of the Annual Aggregate Limit of Liability by such payments:
      (a) The Underwriter shall have no further liability for loss or losses discovered during the one year term to which such Annual Aggregate Limit of Liability applies.
      (b) The underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Under-writer to the Insured that the Annual Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

   The Annual Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and
   (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Annual Aggregate Limit of Liability.

   3. The "Single Loss Limit of Liability" wording, in Section 4. "Limit of Liability," is deleted and replaced by the following:

                         SINGLE LOSS LIMIT OF LIABILITY
   Subject to the Annual Aggregate Limit of Liability, the Underwriter's lia-bility for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

   4. Section 12. "TERMINATION OR CANCELLATION" is amended by deleting (e) of paragraph 1 and substituting the following:
        (e) immediately upon exhaustion of the Annual Aggregate Limit of Lia-bility applicable to the final one year term of the Bond Period as set forth in Item 2 of the Declarations.
   5. The phrase "Aggregate Limit of Liability," wherever it appears in Sec-tion 7. "ASSIGNMENT - SUBROGATION - RECOVERY - COOPERATION," Section II. "Deductible Amount," is deleted and replaced by the phrase "Annual Aggregate Limit of Liability".
   6. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on January 3, 2007 standard time as specified in the attached
        bond.                                   /s/ Jennifer A. Bramley
Amendatory Rider- Financial Institution             -------------------
Bond Stand Forms No.14 and 24.                      Jennifer A. Bramley
Form F-4017-1                                       Attorney-in-Fact
                                      -5-



(page)

Premium Bill


E&K AGENCY
Victoria Commons, 613 Hope Road
Eatontown, NJ 07724
(732) 389-6000 . Fax: (732) 542-5540
www.e-kinsurance.com


INVOICE


December 7, 2006


NorthQuest Capital Fund, Inc,
16 Rimwood Lane
Colts Neck, NJ 07722



Effective Date           Description                                Amount

01/03/07-01/03/08        Carrier: Hartford                          $1,685.00

                         Policy Type: Financial Institution Bond

                         Policy #: FA0227496

                         * Agency Bill - Please make check payable to
                                         E&K Agency, Inc.




                         TOTAL AMOUNT DUE                           $1,685.00
























                                      -6-



(page)

                          NORTHQUEST CAPITAL FUND, INC.


                         BOARD OF DIRECTORS' RESOLUTION
                            APPROVING FIDELITY BOND




                                                               December 04, 2006



The Directors at this meeting discussed the renewal of the Fund's fidelity bond. The Board determined that the bond coverage of $125,000 is resonable in form and amount for the aggregate assets of the Fund; and the Board approves the payment of $1,685 for the bond premium for the year ending January 3, 2008.

Our signatures below indicate that, to the best of our knowledge, the above described bond meets the requirements specified by the Securities and Exchange Commission for fidelity bond insurance coverage for federally registered mutual funds, such as the NorthQuest Capital Fund.


                   By: /s/ Peter J. Lencki
                           -------------------------
                           Peter J. Lencki, Director

                   By: /s/ Robert S. Keesser
                           ---------------------------
                           Robert S. Keesser, Director

                   By: /s/ John G. Padovano
                           ---------------------------
                           John G. Padovano, Director

                   By: /s/ Robert R. Thompson
                           ----------------------------
                           Robert R. Thompson, Director





















                                      -7-